UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	GeoPark Announces Third Quarter 2021 Operational Update

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES THIRD QUARTER 2021 OPERATIONAL UPDATE

ACCELERATING LLANOS BASIN DEVELOPMENT AND EXPLORATION DRILLING

INDEX INCLUSION TO EXPAND INVESTOR BASE

Bogota, Colombia – October 19, 2021 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Ecuador, Chile, Brazil, and Argentina, today announced its operational update for the three-month period ended September 30, 2021 (“3Q2021”).

All figures are expressed in US Dollars. Growth comparisons refer to the same period of the prior year, except when otherwise specified.

Highlights

Oil and Gas Production

•	Consolidated oil and gas production of 37,859 boepd, up 4% compared to 2Q2021

•	Oil production of 32,844 bopd, up 6% compared to 2Q2021 due to increased production in Colombia

•	Gas production of 30.1 mmcfpd, down 9% compared to 2Q2021 due to lower production in Chile and Brazil

•	On track to reach 2021 full-year guidance of 38,000-40,000 boepd

Drilling Activity in Colombia Accelerates

Currently operating four drilling rigs and three workover rigs in Colombia

In the Llanos 34 block (GeoPark operated, 45% WI):

•	Drilled and put on production six new wells

•	Successful results in the Tigui field area, potentially expanding its northern and southeast margins and opening new drilling opportunities

In the CPO-5 block (GeoPark non-operated, 30% WI):

•	Civil works and other pre-drilling activities ongoing, with drilling expected to initiate in 4Q2021

•	The operator ONGC signed contracts for two drilling rigs for two years with one rig currently in the block

•	ONGC and GeoPark Technical Workshop held in New Delhi to align and define 2022 work program

In the Platanillo block (GeoPark operated, 100% WI):

•	Spudded the Alea Oeste 1 development well, to be followed by an additional well in 4Q2021

In the Llanos 94 block (GeoPark non-operated, 50% WI):

•	Drilling the Humea exploration prospect in 4Q2021

Drilling Activity in Ecuador Begins

In the Perico block (GeoPark non-operated, 50% WI):

•	Pre-drilling activities underway for the Jandaya exploration prospect to be drilled by year-end 2021 or early 2022

In the Espejo block (GeoPark operated, 50% WI):

•	3D seismic acquisition of 60 sq km expected to start in 4Q2021

2022 Work Program and Capital Allocation Process

•	Focused on low-risk rapid cash flow generation and production and development growth from the Llanos 34 and CPO-5 blocks

•	Targeting meaningful high potential short-cycle, near-field exploration projects on big proven acreage position adjacent to core Llanos 34 block

•	2022 work program and investment guidelines to be released in November with 3Q2021 results

ESG+ Actions

•	GeoPark honored with the Equipares Silver Award by Colombian Ministry of Labor, measuring our commitment to promote equality, inclusion and diversity

•	Finalizing details of strategic medium and long-term greenhouse gas reduction policy, to be released in November 2021

•	Released GeoPark’s 2020 annual sustainability report (the SPEED Report), available on the Company’s website

Cash and Shareholder Returns

•	Quarterly Dividend increased to $0.041 per share, or $2.5 million (from $1.25 million), paid on August 31, 2021

•	Expedited discretionary share buyback program. Acquired 608,579 shares for $7.2 million since November 6, 2020, while executing self-funded and flexible work programs, and paying down debt

Market Index Inclusion to Continue Expanding GeoPark’s Investor Base

•	In September 2021, GeoPark was included in the S&P Global BMI Index and sub-indexes, including the S&P Emerging BMI, the S&P Colombia BMI, the S&P Latin America BMI, and the S&P Global BMI Energy, among others

Portfolio Consolidation and Management

•	Argentina: expediting divestment with sale agreement expected to be signed in 4Q2021

•	Peru: obtained final approval to transfer 100% of the Morona block to Petroperu following the Supreme Decree issued by the Peruvian Government

•	Brazil: Manati gas field divestment process ongoing, expected to close in 1H2022

Breakdown of Quarterly Production by Country

The following table shows production figures for 3Q2021, as compared to 3Q2020:

	3Q2021			3Q2020
	Total (boepd)	Oil (bopd)[a]	Gas (mcfpd)	Total (boepd)	% Chg.
Colombia	31,565	31,336	1,374	31,297	1%
Chile	2,354	277	12,462	3,610	-35%
Brazil	1,791	24	10,602	1,581	13%
Argentina	2,149	1,207	5,652	2,357	-9%
Total	37,859	32,844	30,090	38,845	-3%

a)	Includes royalties paid in kind in Colombia for approximately 1,213 bopd in 3Q2021. No royalties were paid in kind in Brazil, Chile, or Argentina.

Quarterly Production Evolution

(boepd)	3Q2021	2Q2021	1Q2021	4Q2020	3Q2020
Colombia	31,565	29,571	31,455	31,858	31,297
Chile	2,354	2,584	2,491	3,133	3,610
Brazil	1,791	2,080	1,984	2,167	1,581
Argentina	2,149	2,254	2,201	2,146	2,357
Total	37,859	36,489	38,131	39,304	38,845
Oil	32,844	30,962	32,877	33,238	32,875
Gas	5,015	5,527	5,254	6,065	5,970

Oil and Gas Production Update

Consolidated:

Oil and gas production in 3Q2021 increased by 4% to 37,859 boepd versus 2Q2021. Compared to 3Q2020, oil and gas production decreased by 3%, resulting from lower production in Chile and Argentina, partially offset by higher production in Colombia and Brazil.

Oil represented 87% and 85% of total reported production in 3Q2021 and 3Q2020, respectively.

Colombia:

Average net oil and gas production in Colombia increased by 1% to 31,565 boepd in 3Q2021 compared to 31,297 boepd in 3Q2020.

Oil and gas production in main blocks in Colombia was:

•	Llanos 34 block net average production was 25,130 bopd in 3Q2021 (or 55,845 bopd gross)

•	CPO-5 block net average production was 3,789 bopd (or 12,630 bopd gross) in 3Q2021

•	Platanillo block average production was 2,185 bopd in 3Q2021

Main activities in operated and non-operated blocks:

•	Llanos 34 block: Tigui 17, Tigui Este and Tigui 24 wells were drilled to test northern and southeast boundaries of the Tigui oilfield, opening new potential areas for further delineation. These three wells are currently producing approximately 3,500 bopd gross

•	CPO-5 block: civil works and other pre-drilling activities underway, with rig in the block expecting to spud in 4Q2021

•	Platanillo block: currently spudding the Alea Oeste 1 development well, to be followed by an additional development well in 4Q2021

•	Llanos 94 block: pre-drilling activities underway in the Humea exploration prospect, with spudding expected in 4Q2021

•	Llanos 87 block (GeoPark operated, 50% WI): environmental, permitting and other activities in progress, targeting to initiate exploration drilling in 2022

Chile:

Average net production in Chile decreased by 35% to 2,354 boepd in 3Q2021 compared to 3,610 boepd in 3Q2020, resulting from lower gas production in the Jauke and Jauke Oeste gas fields. The production mix during 3Q2021 was 88% gas and 12% light oil (compared to 90% gas and 10% light oil in 3Q2020).

Brazil:

Average net production in Brazil increased 13% to 1,791 boepd in 3Q2021 compared to 1,581 boepd in 3Q2020 in response to higher gas demand in northern Brazil. The production mix was 99% natural gas and 1% oil and condensate in 3Q2021 and 3Q2020.

At the end of September 2021, Petrobras informed that production in the Manati field was preventatively interrupted due to a small gas leak that affected operations from September 28 to October 3. Production in the field was restored and has been flowing normally since then.

Argentina:

Average net production in Argentina decreased by 9% to 2,149 boepd in 3Q2021 compared to 2,357 boepd in 3Q2020. The production mix during 3Q2021 was 56% oil and 44% natural gas (compared to 59% oil and 41% natural gas in 3Q2020).

OTHER NEWS / RECENT EVENTS

Reporting Date for 3Q2021 Results Release and 2022 Work Program and Investment Guidance

GeoPark will report its 3Q2021 financial results on Wednesday, November 10, 2021 after the market close.

In conjunction with the 3Q2021 results press release, GeoPark management will host a conference call on November 11, 2021 at 10:00 am (Eastern Daylight Time) to discuss the 3Q2021 financial results and the work program and investment guidelines for 2022. To listen to the call, participants can access the webcast located in the Investor Support section of the Company’s website at www.geo-park.com, or by clicking below:

https://event.on24.com/wcc/r/3404998/49B85E71C767F2F0CD2B7D8F29290C79

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 1 844-200-6205

International Participants: +1-929-526-1599

Passcode: 477606

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact: INVESTORS:

Stacy Steimel Shareholder Value Director T: +562 2242 9600	ssteimel@geo-park.com

Miguel Bello Market Access Director T: +562 2242 9600	mbello@geo-park.com

Diego Gully Investor Relations Director T: +5411 4312 9400	dgully@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

GLOSSARY

ANP	Brazil’s National Agency of Petroleum, Natural Gas and Biofuels

Operating netback

Revenue, less production, and operating costs (net of accrual of stock options and stock awards), selling expenses and realized portion of commodity risk management contracts. Operating netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel

Boe	Barrels of oil equivalent

Boepd	Barrels of oil equivalent per day

Bopd	Barrels of oil per day

D&M	DeGolyer and MacNaughton

F&D costs	Finding and development costs, calculated as capital expenditures divided by the applicable net reserves additions before changes in Future Development Capital

Km	Kilometers

Mboe	Thousand barrels of oil equivalent

Mmbo	Million barrels of oil

Mmboe	Million barrels of oil equivalent

Mcfpd	Thousand cubic feet per day

Mmcfpd	Million cubic feet per day

Mm3/day	Thousand cubic meters per day

NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual rate of 10%

PRMS	Petroleum Resources Management System

Sq km	Square Kilometer

WI	Working Interest

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated based on such rounded figures but based on such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified using forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including the divestment process of the Manati gas field, expected production growth, expected schedule, economic recovery, payback timing, IRR, drilling activities, demand for oil and gas, oil and gas prices, capital expenditures plan, work program and investment guidelines, our strategic medium and long-term greenhouse gas reduction policy, the potential expansion of our investors’ base, our divestment initiative in Argentina regulatory approvals, reserves and exploration resources. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors. Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption, and losses, except when specified.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them considering new information or future developments or to release publicly any revisions to these statements to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Readers are cautioned that the exploration resources disclosed in this press release are not necessarily indicative of long-term performance or of ultimate recovery. Unrisked prospective resources are not risked for change of development or chance of discovery. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development. There is no certainty that any portion of the prospective resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Prospective resource volumes are presented as unrisked.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: October 19, 2021